SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	     Moody's Corporation
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             615369105
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Moody's Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	99 Church Ave.
	New York, NY 1007
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECTED ADVISERS L.P. for
Abar Foundation
American Electric
APL Wrap
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
CIBC Oppenheimer WRAP
Davis Financial Fund
Davis Growth Opportunity
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
DNE Corp
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Galveston
Genesis Depreciation
Genesis Foundation
Genesis Pension
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
Manulife Financial
Manulife Value
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
McDonald Investments Wrap
Medcen
MennenFT
Mesirow Wrap
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Morgan Keegan Wrap
Morgan Stanley Wrap
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
New England Zenith
NM Mutual
Noramco Davis
NYC Superior
Paine Webber Wrap
Piper Jaffrey Wrap
Plumbers & Pipefitters
Prudential SP
Prudential Wrap
Quadsan
Rappaport
RL Polk
Salomon Smith Barney Wrap
Scudder - SVS
Selected American Shares
Selected Special Shares
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Suburban Propane
Sun America Style LCV
Sun America Style Select
SunAmerica Davis Venture Value
SunLife Financial
SunLifeValue
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	615369105
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 11,646,490 shares
Abar Foundation			1,300
American Electric		49,100
APL Wrap			536,128
Atlanta Gas & Light		9,600
Atmos Energy			6,100
Avon Old Farms			1,300
AXP Partners			43,300
Bowne & Co.			3,500
Catholic Mutual			1,600
Champa Trust			2,600
CIBC Oppenheimer WRAP		17,913
Davis Financial Fund		1,701,700
Davis Growth Opportunity	95,000
Davis New York Venture		5,372,700
Davis VaraFinancial		34,700
Davis VaraValue			67,700
Del Labs PenPl			745
Del Labs-Lacrss			80
DetroitLaborers			11,900
DNE Corp			1,000
Electrical Workers Annuity	10,900
Electrical Workers Pension	25,400
Emma Willard			2,100
Fishkind LLC			2,100
Galveston			2,300
Genesis Depreciation		2,800
Genesis Foundation		1,100
Genesis Pension			1,400
Georgia Corp			18,400
Gonzaga Univ			3,500
GrangeFT			4,600
Hathaway			3,000
Hirsch				1,400
Hoff Family Tr.			1,700
Lewis & Roca			1,200
Manulife Financial		33,500
Manulife Value			27,400
MassMutual Prt			128,400
MassMutual Var			8,100
Mattin A			1,500
Mattin B			1,500
McDonald Investments Wrap	4,990
Medcen				1,200
MennenFT			7,200
Mesirow Wrap			2,645
Methodist Home			9,100
MetLife SIP			12,100
Milder CP			2,000
Minn Retail			10,000
Morgan Keegan Wrap		5,240
Morgan Stanley Wrap		243,358
Mt. Sinai			6,900
Mutual Protect			1,400
NASD				7,100
NASDRegulation			8,800
NedsIsland			3,800
New England Zenith		224,300
NM Mutual			2,800
Noramco Davis			1,900
NYC Superior			4,700
Paine Webber Wrap		173,649
Piper Jaffrey Wrap		11,020
Plumbers & Pipefitters		1,400
Prudential SP			24,700
Prudential Wrap 		269,477
Quadsan				2,300
Rappaport			1,400
RL Polk				2,100
Salomon Smith Barney Wrap	134,145
Scudder - SVS			26,500
Selected American Shares	1,358,800
Selected Special Shares		34,400
Sicav Davis Financial Fund	20,100
Sicav Davis Opportunities	7,700
Sicav Davis Value Fund		83,100
SS Barney Large Cap V		12,500
Stobie Creek			5,500
Suburban Propane		3,000
Sun America Style LCV		8,700
Sun America Style Select	11,500
SunAmerica Davis Venture Value	616,700
SunLife Financial		11,100
SunLifeValue			7,600
Temple				700
Union Dale			1,700
Via				2,200
Volvo				2,200
Wallace Retire			9,300
Wellstar			3,200

(b)  Percent of class   7.46%
Abar Foundation			0.00%
American Electric		0.03%
APL Wrap			0.34%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
CIBC Oppenheimer WRAP		0.01%
Davis Financial Fund		1.09%
Davis Growth Opportunity	0.06%
Davis New York Venture		3.44%
Davis VaraFinancial		0.02%
Davis VaraValue			0.04%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
DNE Corp			0.00%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.02%
Emma Willard			0.00%
Fishkind LLC			0.00%
Galveston			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
Manulife Financial		0.02%
Manulife Value			0.02%
MassMutual Prt			0.08%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
McDonald Investments Wrap	0.00%
Medcen				0.00%
MennenFT			0.00%
Mesirow Wrap			0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Morgan Keegan Wrap		0.00%
Morgan Stanley Wrap		0.16%
Mt. Sinai			0.00%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.01%
NedsIsland			0.00%
New England Zenith		0.14%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Paine Webber Wrap		0.11%
Piper Jaffrey Wrap		0.01%
Plumbers & Pipefitters		0.00%
Prudential SP			0.02%
Prudential Wrap 		0.17%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Salomon Smith Barney Wrap	0.09%
Scudder - SVS			0.02%
Selected American Shares	0.87%
Selected Special Shares		0.02%
Sicav Davis Financial Fund	0.01%
Sicav Davis Opportunities	0.00%
Sicav Davis Value Fund		0.05%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Suburban Propane		0.00%
Sun America Style LCV		0.01%
Sun America Style Select	0.01%
SunAmerica Davis Venture Value	0.40%
SunLife Financial		0.01%
SunLifeValue			0.00%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   11,646,490

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 11,646,490
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002